SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

For February 8, 2012

Euro Tech Holdings Company Limited

(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-

On February 8, 2012, Euro Tech Holdings Company Limited’s (the “Company”) principal independent accountant, BDO Limited (“BDO Hong Kong”), resigned from its engagement with the Company, which was effective immediately.

BDO Hong Kong was the principal independent accountants of the Company and reported on the financial statements for the fiscal years ended December 31, 2009 and 2010. There were no disagreements between the Company and BDO Hong Kong on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, within the period from BDO Hong Kong’s engagement and through the fiscal year of the Company ended December 31, 2010, and subsequently up to the date of resignation, which disagreements that, if not resolved to BDO Hong Kong’s satisfaction, would have caused BDO Hong Kong to make reference to the subject matter of the disagreement in connection with its report issued in connection with the audit of the Company’s financial statements.

None of the reportable events described under Item 304(a)(1)(v)(A)-(D) of Regulation S-K occurred within the period from BDO Hong Kong’s engagement and through the fiscal year of the Company ended December 31, 2010 and subsequently up to the date of resignation.

BDO Hong Kong’s audit reports on financial statements for the fiscal years ended December 31, 2009 and December 31, 2010 of the Company contained no adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

The Company provided BDO Hong Kong with a copy of this disclosure before its filing with the Securities and Exchange Commission (the “SEC”), providing BDO Hong Kong with the opportunity to furnish the Company with a letter addressed to the SEC stating whether it agrees with the disclosures made in the filing. A letter from BDO Hong Kong dated February 8, 2012 is attached hereto as an Exhibit to this filing.

On February 8, 2012, the Company engaged Dominic K.F. Chan & Co. (“DKFC”) to serve as its independent auditor, effective immediately.  The decision to engage DKFC as the Company’s principal independent accountant was approved by the Audit Committee of the Company on February 8, 2012. During the two most recent fiscal years ended December 31, 2009 and 2010 and through December 30, 2011, neither the Company nor anyone acting on its behalf consulted with DKFC regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report was provided to the Company or oral advice was provided that DKFC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of either a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Exhibit 99.1  Press Release issued by Registrant on February 8, 2012, entitled “Euro Tech Holdings Company Limited Announces Change of Auditors”.

Exhibit 99.2  Letter from BDO Limited dated February 8, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED
(Registrant)

Dated: February 8, 2012	By:	/s/ T. C. Leung
T. C. Leung
Chief Executive Officer and Chairman of the Board of Directors